EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
May 4, 2012

3.	News Release
May 4, 2012 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. announced that it received written notification from The NASDAQ Stock Market ("NASDAQ") on May 1, 2012 advising the Company that because the bid price of the Company's common shares for the previous 30 consecutive trading days had closed below the minimum $1.00 per share (the "Minimum Price Requirement") required for continued listing on the NASDAQ Global Market, the Company is not in compliance with NASDAQ Listing Rule 5450(a)(1). The notification letter has no effect on the listing of the Company's common shares at this time.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer

Name: Title: Phone No.:	Curtis Sikorsky Chief Financial Officer 604-677-6905

9.	Date of Report
May 15, 2012

Per:	“Curtis Sikorsky”
Curtis Sikorsky, Chief Financial Officer

SCHEDULE “A” – PRESS RELEASE

CARDIOME RECEIVES NOTIFICATION FROM NASDAQ

Vancouver, Canada, May 4, 2012 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) (“the Company”) today announced that it received written notification from The NASDAQ Stock Market ("NASDAQ") on May 1, 2012 advising the Company that because the bid price of the Company's common shares for the previous 30 consecutive trading days had closed below the minimum $1.00 per share (the "Minimum Price Requirement") required for continued listing on the NASDAQ Global Market, the Company is not in compliance with NASDAQ Listing Rule 5450(a)(1).  The notification letter has no effect on the listing of the Company's common shares at this time.

Pursuant to NASDAQ Listing Rule 5810(c)(3)(A), the Company has been provided an initial grace period of 180 calendar days, or until October 29, 2012, to regain compliance with the Minimum Price Requirement, which requires a closing bid price of the Company's common shares at or above $1.00 per share for a minimum of 10 consecutive business days.  In the event the Company does not regain compliance by October 29, 2012, NASDAQ will provide written notification that the Company's common shares are subject to delisting.  If the Company is not deemed in compliance prior to October 29, 2012, but demonstrates that it meets all applicable standards for initial listing on the NASDAQ Capital Market (except the bid price requirement) on such date, it may transfer from the NASDAQ Global Market to the NASDAQ Capital Market, at which time it may be eligible for an additional grace period.

The Company intends to monitor the bid price of its common shares between now and October 29, 2012, and will consider available options to regain compliance with the Minimum Price Requirement.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a research-based biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has particular expertise in ion-channel modulation and in diseases associated with ion-channel dysfunction, which can range from cardiovascular to cancer to neurological and CNS disorders. Cardiome has one marketed product, BrinavessTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

Forward-Looking Statement Disclaimer

Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Risks, uncertainties and factors that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks, uncertainties and factors related to the fact that: we, together with our collaborative partners, may not be able to successfully develop all or any of our current or future products and may not be able to obtain regulatory approval in targeted indications for our current or future products in all markets; we may not achieve or maintain profitability; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital as and when required; we depend on our collaborative partners to perform their obligations under licensing or other collaborative agreements; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; any of our products that obtain regulatory approval will be subject to extensive post-market regulation that may affect sales, marketing and profitability; any of our products that are successfully developed may not achieve market acceptance; we rely on third parties for the continued supply and manufacture of our products and have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters, including with respect to our ability to protect our intellectual property; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.